SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
_____________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended June 30, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                     to

Commission file number:

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KLA-Tencor 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KLA Tencor Corporation 160 Rio Robles San Jose, CA 95134

REQUIRED INFORMATION
SIGNATURES
INDEPENDENT ACCOUNTANTS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

KLA-Tencor 401(k) Plan

REQUIRED INFORMATION

The KLA-Tencor 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended June 30, 2003 and June 30, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

KLA-Tencor 401(k) Plan

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the KLA-Tencor 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KLA-TENCOR 401(k) PLAN

(Name of plan)

Date: December 19, 2003	By:	/s/ Maureen Lamb

(Signature)

	Title:	Vice President, Finance

KLA-TENCOR CORPORATION ON BEHALF OF THE PLAN ADMINISTRATOR OF THE KLA-TENCOR 401(k) PLAN

KLA-Tencor 401(k) Plan
Financial Statements
June 30, 2003 and June 30, 2002

KLA-TENCOR 401(k) PLAN

Financial Statements and Supplemental Schedule
June 30, 2003 and June 30, 2002

Page

Independent Accountants’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule as of June 30, 2003	8
Schedule of Assets Held for Investment Purposes

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
KLA-Tencor 401(k) Plan

We have audited the financial statements of the KLA-Tencor 401(k) Plan (the Plan) as of June 30, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
November 18, 2003

KLA-TENCOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,

	2003	2002

Assets:
Investments, at fair value	$312,258,918	$292,053,235
Participant loans	5,616,554	6,213,188

Assets held for investment purposes	317,875,472	298,266,423
Participants’ contributions receivable	122,634	214,001
Due from broker	10,679	71,443

Net assets available for benefits	$318,008,785	$298,551,867

     See notes to financial statements.

KLA-TENCOR 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	June 30,

	2003	2002

Additions to net assets attributed to:
Investment income:
Dividends and interest	$6,502,503	$4,701,354
Net realized and unrealized appreciation (depreciation) in fair value of investments	2,120,296	(49,701,917)

	8,622,799	(45,000,563)

Contributions:
Participants’	25,888,181	27,708,676
Employer’s	3,606,930	4,189,808

	29,495,111	31,898,484

Total additions	38,117,910	(13,102,079)

Deductions from net assets attributed to:
Withdrawals and distributions	18,556,356	23,255,749
Administrative expenses	104,636	21,330

Total deductions	18,660,992	23,277,079

Net increase (decrease) in net assets	19,456,918	(36,379,158)
Net assets available for benefits:
Beginning of year	298,551,867	334,931,025

End of year	$318,008,785	$298,551,867

     See notes to financial statements.

KLA-TENCOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003 AND JUNE 30, 2002

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the KLA-Tencor 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1982 by KLA-Tencor Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended, (the Code) and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective July 1, 2001, the Company amended and restated the Plan document in its entirety to incorporate provisions from federal laws passed since 1994, commonly known as GUST, and to make other desired changes.

In fiscal Plan year 2003, the Plan document was amended to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Administration — The Company is the Administrator of the Plan. The Company has appointed a Plan Committee (the Committee) to manage the day-to-day operation and administration of the Plan. Effective April 1, 2002, the Company contracted with Fidelity Management Trust Company (Fidelity) to act as the Plan’s custodian and trustee. Prior to April 1, 2002, the Company had contracted with Wells Fargo Bank (Wells Fargo) to act as the custodian and trustee. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless the Company elects to pay such expenses.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments of the Plan were held by Fidelity and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds and common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximate fair value.

Income taxes — The Plan is intended to be a qualified plan under Section 401(a) of the Code and related state statutes, and the trust, which is a part of the Plan, is intended to be exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving its latest favorable determination letter dated November 13, 1999. The Plan recently was restated, in its entirety, to incorporate provisions from federal laws passed since 1994, commonly known as GUST, and to make other desired changes. On June 28, 2002, the Company submitted the Plan, as restated, to the Internal Revenue Service for a new determination letter, which is expected to be received in due course.

Reconciliation of financial statements to Form 5500 — The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities, including Company common stock, offered by the Plan. Investment securities are exposed to various risks, such as interest rates, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in Company common stock and mutual funds are managed by Fidelity. Purchases and sales of these funds are performed in the open market at fair value and qualify as party-in-interest transactions under ERISA regulations. These transactions are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The Plan permits participants to direct their investments to the KLA-Tencor Stock Fund so that they could invest in the common stock of the Company. In July 2002, the Committee limited investments in the KLA-Tencor Stock Fund to 25% of a participant’s account. Aggregate investment in Company common stock through the KLA-Tencor Stock Fund at June 30 was as follows:

	June 30, 2003	June 30, 2002

Number of Shares	573,329	599,248
Fair Value	$26,636,869	$26,360,913

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute up to 25% of their eligible pre-tax compensation to the Plan. In addition, eligible participants can make catch-up contributions, up to the maximum allowed under current tax regulations. Participants who elect to have the Company contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2003 and 2002, the Company contributed an amount equal to 50% of each eligible participant’s contribution, not to exceed $1,000 per year.

The Plan also allows for a discretionary profit sharing contribution each calendar quarter as determined by the Board of Directors. To be eligible to share in the allocation of the discretionary profit sharing contributions for a calendar quarter, an employee must be employed by the Company on the first and last days of the applicable quarter. During the fiscal year ended June 30, 2003, the Company made discretionary profit sharing contributions of approximately $140,000. The Company did not make any discretionary profit sharing contributions during the fiscal year ended June 30, 2002.

Vesting — Participants are immediately vested in their contributions and the Company’s matching and discretionary profit sharing contributions, at all times.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s discretionary profit sharing contribution is based on eligible compensation, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account. The Plan provides for automatic lump sum distribution, upon termination of employment, of account balances that do not exceed $5,000.

Loans to participants — Participants may borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance, bear interest at the available market financing rates and must be repaid within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is fifteen years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at June 30, 2003 carry interest rates ranging from 6.25% to 11.5%.

NOTE 4 — INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at June 30:

	2003	2002

Washington Mutual Investors Fund A	$43,265,583	$45,367,119
PIMCO Total Return Fund I	25,410,629	14,305,192
Fremont Institutional U.S. Micro Cap Fund	16,622,599	14,310,857
Growth Fund of America A	47,721,884	44,880,680
New Perspective Fund A	20,929,780	22,230,118
Income Fund of America A	22,738,452	23,213,074
Fidelity Diversified International Fund	18,270,716	18,233,678
Fidelity Mid Cap Stock Fund	17,815,143	15,889,908
Fidelity Managed Income II Portfolio	35,143,964	33,126,850
Fidelity Spartan U.S. Equity Index Fund	19,747,357	17,821,357
KLA-Tencor Stock Fund	26,636,869	26,360,913
Other funds individually less than 5% of net assets	23,572,496	22,526,677

Assets held for investment purposes	$317,875,472	$298,266,423

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended June 30:

	2003	2002

Mutual funds	$549,212	($46,588,063)
Common stock	1,571,084	(3,113,854)

	$2,120,296	($49,701,917)

NOTE 5 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

KLA-TENCOR 401(k) PLAN	EIN: 04-2564110
PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

	Identity of issue, borrower,		Description of investment including maturity date,	Current
	lessor or similar party		rate of interest, collateral, par or maturity value	value

	Fidelity Management Trust Company:
	Washington Mutual Investors Fund A		Mutual Fund	$43,265,583
	PIMCO Total Return Fund I		Mutual Fund	25,410,629
	Fremont Institutional U.S. Micro Cap Fund		Mutual Fund	16,622,599
	Growth Fund of America A		Mutual Fund	47,721,884
	New Perspective Fund A		Mutual Fund	20,929,780
	Income Fund of America A		Mutual Fund	22,738,452
	Nations International Value Fund Inv. A		Mutual Fund	601,762
	Sterling Small Cap Value Institutional Fund		Mutual Fund	1,697,391
*	Fidelity Select Electronics Portfolio		Mutual Fund	15,656,789
*	Fidelity Diversified International Fund		Mutual Fund	18,270,716
*	Fidelity Mid Cap Stock Fund		Mutual Fund	17,815,143
*	Fidelity Managed Income II Portfolio		Mutual Fund	35,143,964
*	Fidelity Spartan U.S. Equity Index Fund		Mutual Fund	19,747,357
*	KLA-Tencor Stock Fund		Common stock	26,636,869
*	Participant loans		Interest rates ranging from 6.25% to 11.5%	5,616,554

		Total		$317,875,472

*	Party-in-interest

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-60866, 333-49766 and 333-46598) of KLA-Tencor Corporation of our report dated November 18, 2003, relating to the financial statements of the KLA-Tencor 401(k) Plan which appears in this Form 11-K.

By /s/	Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
December 19, 2003